SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249607

(CUSIP Number)

The Carlyle Group

Attention: Jeffrey W. Ferguson

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 347-2626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 984249607	Page 1 of 24 Pages

1	Names of reporting persons The Carlyle Group L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,991,862
	9	Sole dispositive power 0
	10	Shared dispositive power 1,991,862
11	Aggregate amount beneficially owned by each reporting person 1,991,862
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 18.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 984249607	Page 2 of 24 Pages

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,991,862
	9	Sole dispositive power 0
	10	Shared dispositive power 1,991,862
11	Aggregate amount beneficially owned by each reporting person 1,991,862
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 18.1%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

13D

CUSIP No. 984249607	Page 3 of 24 Pages

1	Names of reporting persons Carlyle Holdings I GP Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,991,862
	9	Sole dispositive power 0
	10	Shared dispositive power 1,991,862
11	Aggregate amount beneficially owned by each reporting person 1,991,862
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 18.1%
14	Type of reporting person (see instructions) CO

13D

CUSIP No. 984249607	Page 4 of 24 Pages

1	Names of reporting persons Carlyle Holdings I GP Sub L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,991,862
	9	Sole dispositive power 0
	10	Shared dispositive power 1,991,862
11	Aggregate amount beneficially owned by each reporting person 1,991,862
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 18.1%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

13D

CUSIP No. 984249607	Page 5 of 24 Pages

1	Names of reporting persons Carlyle Holdings I L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,991,862
	9	Sole dispositive power 0
	10	Shared dispositive power 1,991,862
11	Aggregate amount beneficially owned by each reporting person 1,991,862
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 18.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 984249607	Page 6 of 24 Pages

1	Names of reporting persons TC Group, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,991,862
	9	Sole dispositive power 0
	10	Shared dispositive power 1,991,862
11	Aggregate amount beneficially owned by each reporting person 1,991,862
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 18.1%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

13D

CUSIP No. 984249607	Page 7 of 24 Pages

1	Names of reporting persons TC Group Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,991,862
	9	Sole dispositive power 0
	10	Shared dispositive power 1,991,862
11	Aggregate amount beneficially owned by each reporting person 1,991,862
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 18.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 984249607	Page 8 of 24 Pages

1	Names of reporting persons TC Group CSP II, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,991,862
	9	Sole dispositive power 0
	10	Shared dispositive power 1,991,862
11	Aggregate amount beneficially owned by each reporting person 1,991,862
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 18.1%
14	Type of reporting person (see instructions) OO (Limited Liability Company)

13D

CUSIP No. 984249607	Page 9 of 24 Pages

1	Names of reporting persons CSP II General Partner, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,991,862
	9	Sole dispositive power 0
	10	Shared dispositive power 1,991,862
11	Aggregate amount beneficially owned by each reporting person 1,991,862
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 18.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 984249607	Page 10 of 24 Pages

1	Names of reporting persons Carlyle Strategic Partners II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,889,836
	9	Sole dispositive power 0
	10	Shared dispositive power 1,889,836
11	Aggregate amount beneficially owned by each reporting person 1,889,836
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 17.3%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 984249607	Page 11 of 24 Pages

1	Names of reporting persons CSP II Coinvestment, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 102,026
	9	Sole dispositive power 0
	10	Shared dispositive power 102,026
11	Aggregate amount beneficially owned by each reporting person 102,026
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 1.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 984249607	Page 12 of 24 Pages

1	Names of reporting persons DBD Cayman Holdings, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0.0%
14	Type of reporting person (see instructions) OO (Cayman Islands Exempt Company)

13D

CUSIP No. 984249607	Page 13 of 24 Pages

1	Names of reporting persons DBD Cayman, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0.0%
14	Type of reporting person (see instructions) OO (Cayman Islands Exempt Company)

13D

CUSIP No. 984249607	Page 14 of 24 Pages

1	Names of reporting persons TCG Holdings Cayman II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0.0%
14	Type of reporting person (see instructions) PN (Cayman Islands Exempt Limited Partnership)

13D

CUSIP No. 984249607	Page 15 of 24 Pages

1	Names of reporting persons TC Group Cayman Investment Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0.0%
14	Type of reporting person (see instructions) PN (Cayman Islands Exempt Limited Partnership)

13D

CUSIP No. 984249607	Page 16 of 24 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2011 (together, the “Schedule 13D”), relating to the common stock, $0.01 par value (the “Common Stock”) of YRC Worldwide Inc. (the “Issuer”).

This Amendment No. 1 is being filed to report that on July 22, 2013, the 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) become convertible and, as such, the Reporting Persons may be deemed to own the Common Stock issuable upon conversion of such Series A Notes as of May 23, 2013, the day which is 60 days prior to the date on which the Series A Notes become convertible.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated by the following:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group L.P.

Carlyle Holdings I GP Inc.

Carlyle Holdings I GP Sub L.L.C.

Carlyle Holdings I L.P.

TC Group, L.L.C.

TC Group Sub L.P.

TC Group CSP II, L.L.C.

CSP II General Partner, L.P.

Carlyle Strategic Partners II, L.P.

CSP II Coinvestment, L.P.

DBD Cayman Holdings, Ltd.

DBD Cayman, Ltd.

TCG Holdings Cayman II, L.P.

TC Group Cayman Investment Holdings, L.P.

Following an internal reorganization on May 2, 2012, TC Group Cayman Investment Holdings, L.P. is no longer the managing member of TC Group CSP II, L.L.C. Accordingly, DBD Cayman Holdings, Ltd., DBD Cayman, Ltd., TCG Holdings Cayman II, L.P. and TC Group Cayman Investment Holdings, L.P. may no longer be deemed to beneficially own the shares reported herein.

The address for each of TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P., DBD Cayman, Ltd. and DBD Cayman Holdings, Ltd. is c/o Walker Corporate Services Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001 Cayman Islands. The address for each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

13D

CUSIP No. 984249607	Page 17 of 24 Pages

Each of TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P., DBD Cayman, Ltd. and DBD Cayman Holdings, Ltd. is a private investment fund organized in the Cayman Islands. Each of the other reporting persons is organized in the state of Delaware.

Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, Jay S. Fishman, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Edward J. Mathias, Dr. Thomas S. Robertson, David M. Rubenstein and William J. Shaw (collectively, the “Directors”). The executive officers of Carlyle Group Management LLC are William E. Conway, Jr., Daniel A. D’Aniello, Jeffrey W. Ferguson, Adena T. Friedman, David M. Rubenstein and Glenn A. Youngkin (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”). Each of the Related Persons is a citizen of the United States.

The present principal occupation of each of the Related Persons is as follows: William E. Conway, Jr., Co-Chief Executive Officer and Co-founder of The Carlyle Group; Daniel A. D’Aniello, Chairman and Co-founder of The Carlyle Group; Jay S. Fishman, Chairman and Chief Executive Officer of The Travelers Companies, Inc.; Lawton W. Fitt, Director of Carlyle Group Management L.L.C.; James H. Hance, Jr., Director of Carlyle Group Management L.L.C.; Janet Hill, Principal of Hill Family Advisors; Edward J. Mathias, Managing Director of The Carlyle Group; Dr. Thomas S. Robertson, Dean of the Wharton School at the University of Pennsylvania; David M. Rubenstein, Co-Chief Executive Officer and Co-founder of The Carlyle Group; William J. Shaw, Director of Carlyle Group Management L.L.C.; Jeffrey W. Ferguson, Managing Director and General Counsel of The Carlyle Group; Adena T. Friedman, Chief Financial Officer of The Carlyle Group; and Glenn A. Youngkin, Chief Operating Officer of The Carlyle Group. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 4 hereto.

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

13D

CUSIP No. 984249607	Page 18 of 24 Pages

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by the following:

On July 22, 2013, pursuant to the terms of the 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”), the Series A Notes will be convertible into Common Stock at a conversion price per share of approximately $34.0059 and an initial conversion rate of 29.4067 shares of Common Stock per $1,000 in principal amount of the Series A Notes. The conversion price may be adjusted for certain anti-dilution adjustments.

This Amendment No. 1 is being filed to report the deemed beneficial ownership of the Common Stock underlying the Series A Notes as of May, 23, 2013, which is 60 days prior to the date on which the Series A Notes become convertible. The Reporting Persons have no present plans to convert the Series A Notes.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, convert all or a portion of the Series A Notes or retain or sell all or a portion of the Series A Notes in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Series A Notes and the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following:

(a) – (b)

As of the date hereof, each of the Reporting Persons beneficially owns the aggregate number and percentage of Common Stock listed opposite its name:

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	1,991,862	18.1%	0	1,991,862	0	1,991,862
The Carlyle Group L.P.	1,991,862	18.1%	0	1,991,862	0	1,991,862
Carlyle Holdings I GP Inc.	1,991,862	18.1%	0	1,991,862	0	1,991,862
Carlyle Holdings I GP Sub L.L.C.	1,991,862	18.1%	0	1,991,862	0	1,991,862
Carlyle Holdings I L.P.	1,991,862	18.1%	0	1,991,862	0	1,991,862
TC Group, L.L.C.	1,991,862	18.1%	0	1,991,862	0	1,991,862
TC Group Sub L.P.	1,991,862	18.1%	0	1,991,862	0	1,991,862
TC Group CSP II, L.L.C.	1,991,862	18.1%	0	1,991,862	0	1,991,862
CSP II General Partner, L.P.	1,991,862	18.1%	0	1,991,862	0	1,991,862
Carlyle Strategic Partners II, L.P.	1,889,836	17.3%	0	1,889,836	0	1,889,836
CSP II Coinvestment, L.P.	102,026	1.1%	0	102,026	0	102,026
DBD Cayman Holdings, Ltd.	0	0.0%	0	0	0	0
DBD Cayman, Ltd.	0	0.0%	0	0	0	0
TCG Holdings Cayman II, L.P.	0	0.0%	0	0	0	0
TC Group Cayman Investment Holdings, L.P.	0	0.0%	0	0	0	0

13D

CUSIP No. 984249607	Page 19 of 24 Pages

The percent of class is based upon 9,396,860 shares of Common Stock outstanding as of April 30, 2013.

As of the date of this Amendment No. 1, Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P. are the record holders of 351,528 and 12,218 shares, respectively, of Common Stock; $12,059,764 and $419,184, respectively, in aggregate principal amount of the Series A Notes; and $18,052,402.85 and $627,488.03, respectively, in aggregate principal amount of the of Series B Notes. The amount of Series A Notes and Series B Notes includes interest that has been paid in pay-in-kind notes through the date of this Amendment No. 1.

The share ownership reflected in the table above includes (i) 351,528 and 12,218 shares of Common Stock; (ii) 354,637 and 12,326 shares of Common Stock issuable upon conversion of the Series A Notes; (iii) 841,213 and 55,066 shares of Common Stock issuable upon conversion of the Series B Notes; and (iv) 342,458 and 22,416 shares of Common Stock issuable upon conversion of the Series B PIK Notes, in each cases as held by Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P., respectively.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group CSP II, L.L.C., which is the general partner of CSP II General Partner, L.P., which is the general partner of each of Carlyle Strategic Partners II, L.P. and CSP II Coinvestment, L.P.

13D

CUSIP No. 984249607	Page 20 of 24 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to exhibit 1 to Schedule 13D, filed on December 9, 2011).

24	Power of Attorney.

13D

CUSIP No. 984249607	Page 21 of 24 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 3013

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I GP INC.

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I GP SUB L.L.C.
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CARLYLE HOLDINGS I L.P.
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

13D

CUSIP No. 984249607	Page 22 of 24 Pages

TC GROUP, L.L.C.
by:	Carlyle Holdings I L.P., its managing member
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

TC GROUP SUB L.P.
by:	TC Group, L.L.C., its general partner
by:	Carlyle Holdings I L.P., its managing member
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

TC Group CSP II, L.L.C.
by:	TC Group Sub L.P., its managing member
by:	TC Group, L.L.C., its general partner
by:	Carlyle Holdings I L.P., its managing member
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CSP II General Partner, L.P.
by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Sub L.P., its managing member
by:	TC Group, L.L.C., its general partner
by:	Carlyle Holdings I L.P., its managing member
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

13D

CUSIP No. 984249607	Page 23 of 24 Pages

Carlyle Strategic Partners II, L.P.
by:	CSP II General Partner, L.P., its general partner
by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Sub L.P., its managing member
by:	TC Group, L.L.C., its general partner
by:	Carlyle Holdings I L.P., its managing member
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

CSP II Coinvestment, L.P.
by:	CSP II General Partner, L.P., its general partner
by:	TC Group CSP II, L.L.C., its general partner
by:	TC Group Sub L.P., its managing member
by:	TC Group, L.L.C., its general partner
by:	Carlyle Holdings I L.P., its managing member
by:	Carlyle Holdings I GP Sub L.L.C., its general partner
by:	Carlyle Holdings I GP Inc., its managing member

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Chairman

DBD Cayman Holdings, Ltd.

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Ordinary Member

DBD Cayman, Ltd.
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Ordinary Member

13D

CUSIP No. 984249607	Page 24 of 24 Pages

TCG Holdings Cayman II, L.P.
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Ordinary Member

TC Group Cayman Investment Holdings, L.P.
by:	TCG Holdings Cayman II, L.P., its general partner
by:	DBD Cayman, Ltd., its general partner
by:	DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ R. Rainey Hoffman, attorney in fact
Name:	Daniel A. D’Aniello
Title:	Ordinary Member